Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

Unaudited Interim Condensed Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

2011 – Q3

Three months and nine months ended September 30, 2011

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	September 30 2011 (Unaudited)	December 31 2010
Assets
Current assets:
Cash and cash equivalents	$9,215,249	$12,346,010
Accounts receivable (note 3)	1,542,545	3,318,729
Accrued revenue	750,290	817,464
Deferred expenses	489,203	557,256
Investment tax credits receivable	321,208	403,580
Finished goods inventory	—	150,731
Prepaid expenses and other assets	665,180	315,057

Total current assets	12,983,675	17,908,827
Property and equipment	18,725,345	18,668,897
Less accumulated depreciation and impairment	(16,286,214)	(15,555,481)

	2,439,131	3,113,416

Total assets	$15,422,806	$21,022,243

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$3,730,888	$6,151,923
Deferred revenue current portion (note 2)	2,603,181	1,982,264
Warrants (note 5(a))	313,232	—

Total current liabilities	6,647,301	8,134,187
Deferred revenue, net of current portion (note 2)	1,873,801	2,155,478

Total liabilities	8,521,102	10,289,665
Stockholders’ equity:
Common shares (note 5)
Authorized - unlimited number with no par value Issued and outstanding:
12,148,474 (December 31, 2010 - 10,338,703)	233,500,206	229,491,529
Additional paid-in capital	30,411,331	30,151,810
Deficit	(257,009,833)	(248,910,761)

Total stockholders’ equity	6,901,704	10,732,578

Total liabilities and stockholders’ equity	$15,422,806	$21,022,243

Basis of presentation and future operations (note 1)

Contingencies and commitments (note 6)

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue (note 2)
Collaborations and contracts	$3,636,309	$3,949,356	$12,387,617	$8,731,454
Licensing fees and milestone payments	524,100	514,129	524,100	514,129
License amendment payment	—	5,916,750	—	5,916,750

	4,160,409	10,380,235	12,911,717	15,162,333

Expenses
Research, development, collaborations and contracts	4,380,947	5,222,622	16,218,671	15,508,339
General and administrative	1,207,783	1,482,034	4,343,809	3,558,292
Depreciation of property and equipment	253,798	245,530	730,733	801,857
Loss on purchase and settlement of exchangeable and development notes (note 2(f))	—	5,916,750	—	5,916,750

	5,842,528	12,866,936	21,293,213	25,785,238

Loss from operations	(1,682,119)	(2,486,701)	(8,381,496)	(10,622,905)

Other income (losses)
Interest income	17,711	31,957	79,963	78,827
Foreign exchange losses	(82,322)	25,435	(147,116)	(6,213)
Warrant issuance costs (note 5(a))	—	—	(80,000)	—
Change in fair value of warrant liability (note 5(a))	277,435	—	429,577	—

Net loss and comprehensive loss	$(1,469,295)	$(2,429,309)	$(8,099,072)	$(10,550,291)

Loss per common share
Basic and diluted	$(0.12)	$(0.24)	$(0.73)	$(1.02)

Weighted average number of common shares
Basic and diluted	12,139,113	10,335,057	11,039,144	10,331,259

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Stockholders’ Equity

For the nine months ended September 30, 2011 (unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2010	10,338,703	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

Stock-based compensation	—	—	374,771	—	374,771

Issuance of common shares pursuant to exercise of options	19,871	125,839	(115,250)	—	10,589

Issuance of common shares in conjunction with the public offering, net of issuance costs of $475,568 and net of initial fair value of warrants of $742,809	1,789,900	3,882,838	—	—	3,882,838

Net loss	—	—	—	(8,099,072)	(8,099,072)

Balance, September 30, 2011	12,148,474	$233,500,206	$30,411,331	$(257,009,833)	$6,901,704

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
OPERATING ACTIVITIES
Loss for the period	$(1,469,295)	$(2,429,309)	$(8,099,072)	$(10,550,291)
Items not involving cash:
Depreciation of property and equipment	253,798	245,530	730,733	801,857
Stock-based compensation expense	202,266	102,837	374,771	523,188
Foreign exchange losses arising on foreign currency cash balances	(63,446)	(26,692)	(32,544)	4,956
Warrant issuance costs	—	—	80,000	—
Change in fair value of warrant liability	(277,435)	—	(429,577)	—
Net change in non-cash operating items:
Accounts receivable	2,609,585	(1,143,545)	1,776,184	(1,067,353)
Accrued revenue	(370,852)	(414,892)	67,174	(414,892)
Deferred expenses	74,479	(187,101)	68,053	(187,101)
Investment tax credits receivable	—	15,961	82,372	25,599
Inventory	211,047	—	150,731	—
Prepaid expenses and other assets	(243,655)	(38,758)	(350,123)	(8,805)
Accounts payable and accrued liabilities	(911,618)	1,200,714	(2,421,035)	(1,253,499)
Deferred revenue	(583,844)	426,053	339,240	4,422,797

	(568,970)	(2,249,202)	(7,663,093)	(7,703,544)

INVESTING ACTIVITIES
Acquisition of property and equipment	—	(76,636)	(56,448)	(822,504)

	—	(76,636)	(56,448)	(822,504)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	—	—	4,545,647	—
Issuance of common shares pursuant to exercise of options	9,153	11,033	10,589	32,394

	9,153	11,033	4,556,236	32,394

Foreign exchange losses arising on foreign currency cash balances	63,446	26,692	32,544	(4,956)

Decrease in cash and cash equivalents	(496,371)	(2,288,113)	(3,130,761)	(8,498,610)
Cash and cash equivalents, beginning of period	9,228,665	18,187,243	12,346,010	24,397,740

Cash and cash equivalents, end of period	$8,732,294	$15,899,130	$9,215,249	$15,899,130

Supplemental cash flow information

Investment tax credits received	$—	$15,961	$102,464	$36,613
Fair value of warrants issued in conjunction with public offering	$—	$—	$742,809	$—

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

1.	Summary of significant accounting policies

Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

Basis of presentation and significant accounting policies

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2010 and included in the 2010 Annual Report.

The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at September 30, 2011 and for all periods presented.

The results of operations for the three months and nine months ended September 30, 2011 and September 30, 2010 are not necessarily indicative of the results for the full year.

These interim financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of Tekmira Pharmaceuticals Corporation (“the Company”) for the year ended December 31, 2010.

These interim financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc.. All intercompany transactions and balances have been eliminated on consolidation.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants. At September 30, 2011, potential common shares (prior to consideration of the treasury stock method) of 2,776,252 were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, warrants and promissory notes.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments. As quoted prices for the warrants are not readily available, the Company has used a Black-Scholes pricing model, as described in Note 5, to estimate fair value. These are level 3 inputs as defined in the Company’s accounting policy for the fair value of financial instruments as described in the annual financial statements for the year ended December 31, 2010.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on the Company’s financial statements.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. The Company adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on the Company’s financial statements.

2.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Collaborations and contracts
Alnylam (a)	$1,435,657	$1,849,658	$3,396,530	$4,134,708
U.S. Government (b)	1,956,920	1,178,342	8,645,515	1,178,342
Roche (c)	—	651,356	3,520	2,813,479
BMS (d)	217,527	—	286,912	227,995
Other RNAi collaborators (e)	26,205	270,000	55,140	376,930

	3,636,309	3,949,356	12,387,617	8,731,454
Alnylam licensing fees and milestone payments (a)	524,100	514,129	524,100	514,129
Talon license amendment payment (f)	—	5,916,750	—	5,916,750

Total revenue	$4,160,409	$10,380,235	$12,911,717	$15,162,333

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

The following table sets forth deferred collaborations and contracts revenue:

	September 30, 2011	December 31, 2010
Alnylam (a)	$16,903	$—
U.S. Government (b)	1,373,693	760,924
Roche (c)	36,712	40,232
BMS current portion (d)	1,175,873	1,181,108

Deferred revenue, current portion	2,603,181	1,982,264

BMS long-term portion (d)	1,873,801	2,155,478

Total deferred revenue	$4,476,982	$4,137,742

(a)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009 the Company is the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum for the provision of staff of $11,200,000 over the three years commencing January 1, 2009.

Licensing fees and milestone payments

The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam.

In the three months ended September 30, 2011 the Company earned a $524,100 (US$500,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-PCS Phase 1 human clinical trial. In the three months ended September 30, 2010 the Company earned a $514,129 (US$500,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-TTR01 Phase 1 human clinical trial.

(b)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. If the contract is not completed as originally budgeted then the incentive fee may be increased or decreased.

(c)	Roche collaboration

On May 11, 2009 the Company announced a product development agreement with F. Hoffman-La Roche Ltd (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche was to pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s lipid nanoparticle technology through to the filing of an Investigational New Drug (“IND”) application.

Under the Roche Product Development Agreement Roche was paying the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates is recorded in the period that Roche was invoiced for those costs. The difference between service revenue recognized and cash received is recorded in the Company’s balance sheet as deferred revenue.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with the Company. As at September 30, 2011, the Company has retained a deferred revenue balance sufficient to cover the cost of completing those stability studies.

(d)	Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticles (“LNPs”) to silence target genes of interest. Bristol-Myers Squibb is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(e)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(f)	Agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) and related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Talon including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (Optisomal Vinorelbine) and BrakivaTM (Optisomal Topotecan).

On May 27, 2009, the Talon License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the Talon License Agreement was amended a second time such that Talon paid $5,916,750 (US$5,750,000) in consideration for

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

reducing certain future payments associated with the product candidates. The payment of $5,916,750 has been recorded as license amendment revenue. The Company is now eligible for future Talon milestones of up to US$19,000,000 upon achievement of further development and regulatory milestones and is also eligible to receive royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the Talon License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. The Company has no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Talon.

3.	Concentration of credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at September 30, 2011 were $773,438 and represent 50% of total accounts receivable as at that date (December 31, 2010 - $2,031,980 and 61%). Accounts receivable from Alnylam as at September 30, 2011 were $643,883 and represent 42% of total accounts receivable as at that date (December 31, 2010 - $836,655 and 25%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered to be low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at September 30, 2011 was the accounts and tax credits receivable balances which together were $1,863,753 (December 31, 2010 - $3,722,309).

All accounts receivable balances at September 30, 2011 and at December 31, 2010 were current.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

4.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities is comprised of the following:

	September 30, 2011	December 31, 2010
Trade accounts payable	$818,769	$3,035,273
Research and development accruals	1,008,764	1,241,630
Professional fee accruals	1,402,442	1,030,405
Restructuring cost accruals	36,784	34,999
Deferred lease inducements	234,249	346,098
Other accrued liabilities	229,880	463,518

	$3,730,888	$6,151,923

5.	Share capital

(a)	Financing

On June 16, 2011, the Company completed a public offering of 1,789,900 units at a price of $2.85 each for total gross proceeds, before expenses, of $5,101,215. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants expire on June 15, 2016. After paying underwriter’s commission and other unit issue costs, the offering generated net cash of $4,545,647. The total unit issuance cost of $555,568 has been allocated, on a pro-rata basis, as $475,568 to the shares and $80,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the statement of loss.

The Company accounts for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. The Company classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Company uses the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may have a relatively large change in the estimated valuation. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. On the date of issuance, the Black-Scholes aggregate value of the 894,950 warrants was $742,809 and is based on an assumed risk-free interest rate of 2.19%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds allocated to share capital.

At September 30, 2011, the Black-Scholes value of the warrants was $313,232 and is based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 4.71 years. The change in the Black-Scholes value of the warrants for the three months and nine months ended September 30, 2011 of $277,435 and $429,577, respectively, is reflected in the consolidated statement of operations and comprehensive loss as a “Change in the fair value of warrant liability”.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

(b)	Stock-based compensation

2011 Omnibus share-based compensation plan

On June 22, 2011, the shareholders of the Company approved an omnibus stock-based compensation plan (the “2011 Plan”) and a 273,889 increase in the number of stock-based compensation awards that the Company is permitted to issue. The Company’s pre-existing stock-based compensation plans were limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units (collectively, and including options, referred to as “Awards”). Following the approval of the 2011 Plan, no further options will be granted under the Company’s 1996 Stock Option Plan.

For the three months and nine months ended September 30, 2011, the Company granted 230,900 and 237,700 stock options, respectively.

Combining all of the Company’s share-based compensation plans, at September 30, 2011, the Company has 1,599,348 options outstanding and a further 281,954 Awards available for issuance.

6.	Contingencies and commitments

Litigation

On March 16, 2011 the Company filed a complaint against Alnylam. On April 6, 2011 Alnylam filed an answer and counter-claim to the Company’s complaint. On June 3, 2011, the Company filed an amended complaint against Alnylam and expanded its complaint to include AlCana Technologies, Inc. (“AlCana”). On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to the Company’s amended complaint.

The Company’s amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court (“BLS Court”), alleges Alnylam exploited its confidential relationship as a collaborator with the Company to misappropriate the Company’s proprietary lipid nanoparticle delivery technology, resulting in damage to the Company’s intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. The Company is seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to the Company’s technology.

Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. Alnylam’s defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of attorney’s fees and costs.

AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing.

The Company has signed an agreement with its legal counsel with respect to this litigation that includes success-based contingent fees.

The Company has not recorded an estimated liability associated with Alnylam’s answer and amended counter-claim due to the uncertainties related to both the likelihood and the amount of any potential loss. The Company has not recorded an estimated liability for contingently payable success-based legal fees due to the uncertainties related to both the likelihood and the amount of the fees.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2011

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at September 30, 2011, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties on the share of future product revenue, if any, for Marqibo that is received by the Company. To September 30, 2011 the Company had not made any royalty payments to TPC.

License agreement with Merck & Co., Inc. (“Merck”) and related contingently payable promissory notes

The Company has a contingent liability of US$12,000,000 in regard to certain promissory notes and has a related, equal and offsetting contingent asset receivable from Merck.

The Company has a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license, Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales.

Commitment to fund a TKM-PLK1 human clinical trial in collaboration with the United States National Cancer Institute (NCI)

On June 1, 2011, the Company signed a Cooperative Research and Development Agreement (CRADA) with the NCI under which the Company intends to conduct a second Phase 1 human clinical trial for its product candidate, TKM-PLK1. Under the CRADA the Company must pay the NCI US$125,000 (CAD$120,563), in collaborative trial funding, every three months from June 1, 2011 until the trial is completed.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement (the “Agreement”) with Halo-Bio. Under the Agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The Agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research and development expense in the consolidated statement of operations and comprehensive loss.

Under the Agreement, the maximum future license fees and other contingent payments are US$1,960,000 and the Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.